SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDRED AND FIFTY-EIGHTH EXTRAORDINARY GENERAL STOCKHOLDERS MEETING OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE. 53300000859/CNPJ nº 00001180/0001-26

On the ninth day of September 2011, at 3 p.m., at the Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco B, nº. 100, Room 203, Edifício Centro Empresarial Varig - Brasília - DF, with the presence of the of the common shareholders, in sufficient number to install the Stockholders Meeting, as ascertained on page 62 of the Attendance Book # 4, the One Hundred Fifty-Eighth General Stockholders Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, a Public Company, registered in the National Corporations Register of the Ministry of Finance under # 00001180/0001-26 was held. In accordance with article 42 of the Company by-law, The Chief Financial and Investor Relation Officer, Mr. ARMANDO CASADO DE ARAUJO, presided the meeting replacing the Eletrobras CEO, Mr. JOSÉ DA COSTA CARVALHO NETO. Mr. Armando Casado called the meeting to order. All present approved and appointed me, AFRANIO ALENCAR MATOS Fº, to act as secretary. The following persons were present at the meeting:Mr. EDGARD TROMPCZYNSKI SCHIMMELPFENG – General Auditor, Mr. ANTÔNIO FREDERICO PEREIRA DA SILVA – General legal counsel, Mr. ARLINDO SOARES CASTANHEIRA – Head of the Investor Relation Division and Mr. ANTÔNIO CLÁUDIO DA SILVA MENDONÇA – Shareholdres’ Rights Division and the Federal Government representative, MR. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance / PGFN No. 603 of August 11, 2008, published in the Federal of 13.08.2008, Mr. GEORGE WASHINGTON TENÓRIO MARCELINO, representative of the following funds. a)CITIBANK: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AMERICAN AIRLINES, INC.MASTER FIXED BENEFIT PENSION TRUST; AMERICAN BIBLE SOCIETY; AON GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BARING INVESTMENT FUNDS PLC; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND; BRUNEI INVESTMENT AGENCY; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK FUND INDEX; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DOMINION RESOURCES INC. MASTER TRUST; EAFE EQUITY FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INTERNATIONAL FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT;

IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; MANAGED PENSION FUNDS LIMITED (178500; 82128; e 6800); MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; NORTHWESTERN M SERIES FD. INC. INTL. E PORT; NUVEEN TRADEWINDS EMERGING MARKETS FUND; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; PENSIONSKASSERNES ADMINISTRATION A/S; RENAISSANCE GLOBAL VALUE FUND; ROCHE US DB PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (336100; 20800; 91170; 257398; and 795400); STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON (356200; and  98700); STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (312916; and 9000); STATE STREET EMERGING MARKETS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (57200; and 6500); THE BANK OF KOREA; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MASTER TRUST; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM: THE CALIFORNIA ENDOWMENT; THE GMO EMERGING MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQ MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTA; THE MONETARY AUTHORITY OF SINGAPORE (41696; 92400; and 406200); THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (13200; and 10600); THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TBC PRIVATE TRUST; THE TEXAS EDUCATION AGENCY; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS EMERGING MARKETS PORTFOLIO; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS INTERNATIONAL EQUITY PORTFOLIO; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN; USAA EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C. (665900; and 147700); WELLINGTON TRUST COMPANY N.A. (403900; 563500; 13200; 47000; 273300; 3234; 10900; and 195400);

e WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; b) ITAÚ: AMUNDI FUNDS; c) HSBC: BOMBARDIER TRUST (CANADA) GLOBAL EQUITIES FUND; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; NORGES BANK; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; e THE BOMBARDIER TRUST (UK); d)  JP MORGAN: CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST; QANTAS SUPERANNUATION LIMITED AS TRUSTEE FOR THE QANTAS SUPERANNUATION PLAN; RMB MULTIMANAGER SICAV; STATE OF WYOMING, WYOMING STATE TREASURER (9800; e 1500); THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST (211900; e 18700); THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; e WASHINGTON STATE INVESTMENT BOARD; e)  SANTANDER: AMUNDI. Mr. ANDRÉ CARVALHO TEIXEIRA, representative of BNDES and BNDES Participações SA - BNDESpar.; Mrs. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank; and Mr. NORIVAL DA SILVA. Once the steering committee was defined for the meeting, the President declared the 158th Extraordinary General Meeting open, and informed the meeting was regularly convened and that the announcements ordered by article 133 of Act No. 6.404/76 were published in the press, and the Announcement of Meeting was published in the Federal Union Official Gazette and in the newspapers and Valor Econômico (SP) on August 25, 26 and 29, 2011  and O Globo (RJ) and Correio Braziliense (DF), on August 25, 26 and 27, 2011. Such announcements had the following content:“MINISTÉRIO DE MINAS E ENERGIA. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS. (Companhia aberta). CNPJ. nº 00001180/0001-26. ANNOUNCEMENT OF MEETING. 158th General Extraordinary Shareholders Meeting. Eletrobras’ shareholders are invited to meet, at the Company’s main office, in Brasília, Commercial Sector North, Block 04, Block "B", nº. 100, Sala 203 do Centro Empresarial VARIG Building – Brasília – DF, on September 1st, 2011 at 3:00 p.m., for a General Ordinary Shareholders Meeting to discuss the following topics: I. Approval of amendments to the Bylaws of the Company, to: 1. Amend § 1 of Article 3, to include paragraphs 2 and 3 with the consequent renumbering of paragraphs 4, 5, 6 and 7, respectively, for adaptation to Law No. 11.651, of 04.07.2008; 2. Amend Item I, inclusion of Item V, renumbering of paragraph one and the inclusion of paragraphs 2nd and 3rd of Article 17th and inclusion of Clause IX of Article 34 to establish the participation of the employees' representative on the Board of Directors, pursuant Law No. 12.353, of 12.29.2010; 3.Changing the sole paragraph of Article 31st, to adapt to Law No. 12.385, of 03.03.2011; 4.Amendment of Article 16, to adapt to Law No. 12.431, of 06.27.2011 5. Change and / or include principles of Good Corporate Governance, in compliance with the Corporate Sustainability Index - ISE / BOVESPA and adjustments in the following Chapters: Chapter II.  Article 5th, VIII.Chapter III. Article 7th, II, inclusion of items "a", "b", "c", "d" and "e". Chapter IV. Article 16th, paragraph 3rd; e Article 17th, II and IV and, paragraph 1st. Chapter V. Article 22nd, paragraphs 1st e 2nd; Article 23rd, III and sole paragraph; and Article 25th, III, XV, XXIII, XXV, paragraph 1st and wages of 2nd. Chapter VI. Article 32nd, paragraph 1st; and Article 33rd, XI. Chapter VII. Article 34th, VI, VII e VIII. Chapter XII. Article 58th and sole paragraph; Article 59th and sole paragraph; and Article 60th. II. Approve the election of the Board of Directors, in accordance with Article 150 of the Corporations Law, 6404/76, and Article 28 of the Bylaws. The shareholder or his legal representative, to assure admission to the Assembly (article 5, caput, of CVM Instruction No. 481 of 17.12.2009), shall submit the following documents: Official identity document with photo; Certified copy of current bylaws, in case of legal entities;

Original or certified copy of attorney granted by the shareholder, and Original copy of the extract equity position provided by the depositary or the custodian, identifying the condition of shareholder. The delivery of such documents shall be made by Sept. 7th 2011, at the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor, in the city of Rio de Janeiro, RJ, from 8am to 12pm and from 2 p.m. to 5 p.m.. All documentation pertaining to the subject matters to be discussed at the EGM may be found at  the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor in the city of Rio de Janeiro, RJ, and pages of the Company (http:// www.eletrobras.com.br/ri) and the Securities and Exchange Commission - CVM (http:// www.cvm.gov.br) pursuant to Article 135, § 3 of Law 6404/76 and Article 11th of CVM Instruction 481, issued on 12/17/2009. Brasília, August 19th, 2011. (s)MÁRCIO PEREIRA ZIMMERMANN. Board of Directors Chairman”.The reading of the Announcement of the Meeting was dispensed. The President informed the shareholders that the Minutes of the meeting would be drawn in the form of a summary, as authorized by § 1 of Art. 130 of Law 6404/76 which was approved by all present. Further, the items on the Agenda was submitted to a vote. The following decision was taken:I – for the approval of the amendment of the bylaws of Eletrobras, as per the Administration Proposal, as follows: In paragraphs 2 and 3 to be included in Art. 3º, include at the end of the following sentence: "subject to the prior authorization of at least 2/3 of all members of the Board of Directors"; The removal from the proposal of the changes and additions concerning: Chapter III (art. 7, subparagraph (II) and inclusion of items "a", "b", "c", "d" and "e"); Chapter IV (art. 17, subparagraph IV); Chapter V (art. 25, subparagraph XXVI); Inclusion of article 58 and single paragraph, art 59 and single paragraph and art. 60 to Chapter XII. II - Approval of the election of a member of the Board of Directors, Beto Ferreira Martins Vasconcelos appointed by the 637ª ordinary meeting of the Board of Directors, pursuant to art. 28 of the bylaws and art. 150 of Law No. 6,404 of 1976. Finally, as the person appointed to the Board of Directors may be occupying public office in the Federal Public Administration at the time of his election as a member of the Board of Director, the Union representative shall justify this act in accordance with § 1 of Art. 3 of CVM Instruction No. 367 of May 29, 2002, on grounds of public interest, these votes given by the Union representative, Dr. Frederick LUIZ DE FLEURY BESSA. Mr. André Carvalho Teixeira representative of BNDES and BNDES Participações SA - BNDESPAR, monitored the vote proposed by the Administration concerned, except for the item that deals with the election of the Board of Directors, for which it is proposed that is accompanied by the vote of the Federal Government, all in accordance with the considerations attached.The funds represented by Mr. GEORGE WASHINGTON TENÓRIO MARCELINO voted in favor of the proposal except: AMERICAN BIBLE SOCIETY que se absteve; e BRUNEI INVESTMENT AGE; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; DOMINION RESOURCES INC. MASTER TRUST; MINISTRY OF STRATEGY AND FINANCE; THE BANK OF KOREA; STICHTING F&C MULTIMANAGER EMERGING EQUITY ACTIVE; AMUNDI FUND who voted against the item II. Mrs. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank, voted, in relation to the first item, the following ordinary shares converted into ADRs: 43,812,941 in favor, 6,314,656, against and 723,474 abstentions, and voted, in relation to the second item, the following ordinary shares converted into ADRs: 43,812,891 in favor, 6,314,656, against and 723,474 abstentions. Nothing more to discuss, the President closed the One Hundred Fifty-Eighth Extraordinary Stockholders Meeting of Centrais Elétricas Brasileiras S.A.  - Eletrobras, of which I, Afrânio de Alencar Matos Fº, General Secretary, I drafted these Minutes having been read to all and found in compliance, it is signed.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
President	Representative of Federal Government

ANDRÉ CARVALHO TEIXEIRA	CARLA KERSTIN SILVEIRA LELLIS
Representative of BNDES and BNDES Participações S.A – BNDESPAR	Representative of JP Morgan Chase Bank

GEORGE WASHINGTON TENÓRIO MARCELINO

Representative of the funds: a) CITIBANK: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AMERICAN AIRLINES, INC.MASTER FIXED BENEFIT PENSION TRUST; AMERICAN BIBLE SOCIETY; AON GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BARING INVESTMENT FUNDS PLC; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND; BRUNEI INVESTMENT AGENCY; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK FUND INDEX; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DOMINION RESOURCES INC. MASTER TRUST; EAFE EQUITY FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INTERNATIONAL FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; MANAGED PENSION FUNDS LIMITED (178500; 82128; e 6800);

GEORGE WASHINGTON TENÓRIO MARCELINO

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; NORTHWESTERN M SERIES FD. INC. INTL. E PORT; NUVEEN TRADEWINDS EMERGING MARKETS FUND; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; PENSIONSKASSERNES ADMINISTRATION A/S; RENAISSANCE GLOBAL VALUE FUND; ROCHE US DB PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (336100; 20800; 91170; 257398; and 795400); STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON (356200; and 98700); STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (312916; and 9000); STATE STREET EMERGING MARKETS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (57200; and 6500); THE BANK OF KOREA; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MASTER TRUST; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM: THE CALIFORNIA ENDOWMENT; THE GMO EMERGING MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQ MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTA; THE MONETARY AUTHORITY OF SINGAPORE (41696; 92400; and 406200); THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (13200; and 10600); THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TBC PRIVATE TRUST; THE TEXAS EDUCATION AGENCY; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS EMERGING MARKETS PORTFOLIO; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS INTERNATIONAL EQUITY PORTFOLIO; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN; USAA EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C. (665900; and 147700); WELLINGTON TRUST COMPANY N.A. (403900; 563500; 13200; 47000; 273300; 3234; 10900; and 195400); e WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; b) ITAÚ: AMUNDI FUNDS; c) HSBC: BOMBARDIER TRUST (CANADA) GLOBAL EQUITIES FUND; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; NORGES BANK; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; e THE BOMBARDIER TRUST (UK); d)  JP MORGAN: CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST; QANTAS SUPERANNUATION LIMITED AS TRUSTEE FOR THE QANTAS SUPERANNUATION PLAN; RMB MULTIMANAGER SICAV; STATE OF WYOMING, WYOMING STATE TREASURER (9800; and 1500); THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST (211900; and 18700); THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; e WASHINGTON STATE INVESTMENT BOARD; e)  SANTANDER: AMUNDI.

Continuation of the Minutes of the One Hundred and Fifty-Eighth Extraordinary General Stockholders Meeting of the Centrais Elétricas Brasileiras S.A. - Eletrobras

AFRÂNIO DE ALENCAR MATOS Fº	NORIVAL DA SILVA
Secretary General	Shareholder

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 06, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.